1. Name and Address of Reporting Person
   Radtke, Duane C.
   100 Tredegar Street
   P. O. Box 26532
   Richmond, VA 23261
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   9/2002 <F1>
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              30916            D
Common Stock                                                                              523              I           Trustee of
                                                                                                                       Employee
                                                                                                                       Savings Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Phantom Stock  $0       03/01/2002 A <F2> V  55                                Common  55       $0.0000             D
                                             <F2>                              Stock
Phantom Stock  $0       09/20/2002 A         1                                 Common  1        $0.0000    57       D
                                             <F3>                              Stock
Stock Option   $59.96                                               01/03/2008 Common                      8333     D
                                                                               Stock
Stock Option   $59.96                                               01/01/2009 Common                      8333     D
                                                                               Stock
Stock Option   $59.96                                               01/01/2010 Common                      8334     D
                                                                               Stock
Stock Option   $63.275  03/22/2002 A      V  10000       01/01/2003 01/01/2008 Common  100000   $0.0000    100000   D
                                             0                                 Stock
Stock Option   $63.275  03/22/2002 A      V  10000       01/01/2004 01/01/2009 Common  100000   $0.0000    100000   D
                                             0                                 Stock
Stock Option   $63.275  03/22/2002 A      V  10000       01/01/2005 01/01/2010 Common  100000   $0.0000    100000   D
                                             0                                 Stock
Stock Option   $67.06                                               04/09/2011 Common                      262500   D
                                                                               Stock

Explanation of Responses:

<F1>
This report is being filed for transactions that were effective as of September 20, 2002. The balances shown in column 5 of Table I and column 9 of Table II reflect the Officer's holdings as of September 20, 2002, with the exception that the Officer's holdings under the Employee Savings Plan are as of June 30, 2002, the date of the most recent Plan statement.
<F2>
Shares of "Phantom Stock" awarded to the officer under the Dominion Resources, Inc. Executives' Deferred Compensation Plan, in a transaction exempt under Rule 16(b)-3.
<F3>
Additional Phantom Shares credited to the Director's or officer's account under the Dominion Resources, Inc. Executives Deferred Compensation Plan, in a transaction exempt under Rule 16(b)-3.

SIGNATURE OF REPORTING PERSON
/s/ Duane C. Radtke

DATE
09/24/2002